As filed with the Securities and Exchange Commission on June 28, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

Rua Vergueiro 961, Liberdade 01504-001 São Paulo, São Paulo, Brazil +55 (11) 3028-8298
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, nominal value of US$0.0033

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Netshoes (Cayman) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: June 28, 2019

NETSHOES (CAYMAN) LIMITED
By:	/s/ Frederico Trajano Inácio Rodrigues
Name: Frederico Trajano Inácio Rodrigues
Title: Chief Executive Officer

By:	/s/ Roberto Bellissimo Rodrigues
Name: Roberto Bellissimo Rodrigues
Title: Chief Financial Officer